UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Regency Affiliates, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
758847305

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐     Rule 13d-1(b)
☑     Rule 13d-1(c)
☐     Rule 13d-1(d)

CUSIP No. 758847305	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS ING Groep N.V. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Netherlands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0%

12	TYPE OF REPORTING PERSON

	HC

CUSIP No. 758847305	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Lion Connecticut Holdings Inc. [1] S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	5780 Powers Ferry Rd. NW, Suite 300, Atlanta, GA 30327-4390

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0%

12	TYPE OF REPORTING PERSON

	CO
1 Lion Connecticut Holdings Inc. is a wholly owned indirect subsidiary of ING Groep N.V.

CUSIP No. 758847305	13G	Page 4 of 9 Pages
Item 1(a). Name of Issuer:
Regency Affiliates, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
610 N.E. Jensen Beach Boulevard
Jensen Beach, Florida 34957
Item 2(a). Name of Person Filing:
ING Groep N.V.
Lion Connecticut Holdings Inc.
Item 2(b). Address of Principal Business Office or, if None, Residence:
ING Groep N.V.:
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810
1000 AV Amsterdam
The Netherlands
Lion Connecticut Holdings Inc.:
5780 Powers Ferry Rd. NW
Suite 300
Atlanta, GA 30327-4390
Item 2(c). Citizenship:
See item 4 on Page 2
See item 4 on page 3
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP Number:
758847305

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (Not Applicable)

(a)	☐	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

CUSIP No. 758847305	13G	Page 5 of 9 Pages

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e)	☐	Investment adviser in accordance with Rule 13d-(1)(b)(1)(ii)(E) under the Exchange Act;

(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Exchange Act;

(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G) under the Exchange Act;

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group in accordance with Rule 13d-1(b)(1)(ii)(J) under the Exchange Act.
Item 4. Ownership.
(a) Amount beneficially owned:
See item 9 on Page 2
See item 9 on Page 3
(b) Percent of class:
See item 11 on Page 2
See item 11 on Page 3
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
See item 5 on Page 2
See item 5 on Page 3
(ii) Shared power to vote or to direct the vote:

CUSIP No. 758847305	13G	Page 6 of 9 Pages
See item 6 on Page 2
See item 6 on Page 3
(iii) Sole power to dispose or to direct the disposition of:
See item 7 on Page 2
See item 7 on Page 3
(iv) Shared power to dispose or to direct the disposition of:
See item 8 on Page 2
See item 8 on Page 3
Item 5. Ownership of Five Percent or Less of a Class.
Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8. Identification and Classification of Members of the Group.
Not Applicable
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certification.
By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 758847305	13G	Page 7 of 9 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008 (Date)

ING GROEP N.V.

By:
/s/ J. Emke-Petrelluzzi Bojanic

(Signature)

J. Emke-Petrelluzzi Bojanic
Compliance Officer ING Holdings/CHAIR (Name/Title)

/s/ Carl-Eric M. Rasch

(Signature)

Carl-Eric M. Rasch
Head of Compliance, Regulator & Industry Body Liaison Netherlands (Name/Title)

CUSIP No. 758847305	13G	Page 8 of 9 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2008 (Date)

LION CONNECTICUT HOLDINGS INC.

By:
/s/ David Pendergrass

(Signature)

David Pendergrass
Vice President and Treasurer (Name/Title)

/s/ Boyd Combs

(Signature)

Boyd Combs
Senior Vice President, Tax (Name/Title)

CUSIP No. 758847305	13G	Page 9 of 9 Pages
Exhibit A to Schedule 13G
Joint Filing Agreement
Pursuant to Rule 13d-1(k)
     The undersigned persons (the “Reporting Persons”) hereby agree that a joint statement on this Schedule 13G, and any amendments thereto, be filed on their behalf by ING Groep N.V.
     Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning each of them contained therein, but none of the Reporting Persons is responsible for the completeness or accuracy of the information concerning any other Reporting Person.
Date: February 14, 2008

ING GROEP N.V.

By:	/s/ J. Emke-Petrelluzzi Bojanic

	Name:	J. Emke-Petrelluzzi Bojanic
	Title:	Compliance Officer ING Holdings/CHAIR

By:	/s/ Carl-Eric M. Rasch

	Name:	Carl-Eric M. Rasch
	Title:	Head of Compliance, Regulator & Industry Body Liaison Netherlands

LION CONNECTICUT HOLDINGS INC.

By:	/s/ David Pendergrass

	Name:	David Pendergrass
	Title:	Vice President and Treasurer

By:	/s/ Boyd Combs

	Name:	Boyd Combs
	Title:	Senior Vice President, Tax